EXHIBIT 12

GE FINANCIAL ASSURANCE HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, 2003

(Dollar amounts in millions)

(Unaudited)

Ratio of Earnings To Fixed Charges
Net earnings	$746
Provision for income taxes	547
Minority interest	3
Cumulative effect of accounting changes	—

Earnings before income taxes, minority interest and cumulative effect of change in accounting principle	1,296

Fixed charges:
Interest	78
Interest portion of net rentals	15

Total fixed charges	93

Less interest capitalized, net of amortization	—

Earnings before income taxes, minority interest and cumulative effect of change in accounting principle, plus fixed charges	$1,389

Ratio of earnings to fixed charges	14.9

For purposes of computing the ratios, fixed charges consist of interest on all indebtedness and one-third of rentals, which management believes is a reasonable approximation of the interest factor of such rentals.

17